BP 3/4 [illegible]

SEC 08026616 COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2008
Washington, DC
104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 52631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER BUCKFIRE + CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 PARK AVE
(No. and Street)

NEW YORK (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL EGHERN 212-895-1840 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAHONEY & COHEN
(Name – *if individual, state last, first, middle name*)

1065 AVE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[illegible] 3/18

OATH OR AFFIRMATION

I, MICHAEL ELAERN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER BUCKFIRE & CO., LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE NUNNS
Notary Public, State of New York
No. 01NU6117939
Qualified in New York County
Commission Expires November 1, 2008

Signature

CFO

Title

Michelle Nunns

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER BUCKFIRE & CO., LLC

Report Pursuant to Rule 17a-5(d) of the
Securities and Exchange Commission

December 31, 2007

"Public"

MILLER BUCKFIRE & CO., LLC

Index

MAHONEY COHEN & COMPANY, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

To the Member of
Miller Buckfire & Co., LLC

We have audited the accompanying statement of financial condition of Miller Buckfire & Co., LLC as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Miller Buckfire & Co., LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
February 19, 2008

MILLER BUCKFIRE & CO., LLC
Statement of Financial Condition
December 31, 2007

ASSETS

Current assets:	
Cash and cash equivalents	$ 24,754,677
Accounts receivable	4,822,533
Prepaid expenses and other	342,450
Total current assets	29,919,660
Property and equipment, net (Note 4)	810,650
Restricted cash (Note 8)	3,021,096
Other assets	98,023
	$ 33,849,429

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable	$ 218,523
Income taxes payable	215,000
Deferred revenue	51,500
Deferred tax liability	103,000
Accrued expenses	189,350
Total liabilities	777,373
Commitments and contingencies (Note 8)	
Member's capital	33,072,056
	$ 33,849,429

See accompanying notes

Note 1 - Nature of Business

Miller Buckfire & Co., LLC (the "Company") is a registered broker-dealer with the Financial Industry Regulatory Authority and the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of MB Advisory Group, LLC (formerly MBL Advisory Group, LLC; the "Member") and is an investment bank, providing strategic and financial advisory services, focusing on complex restructuring transactions, mergers and acquisitions and financings. The Company does not hold funds or securities for, nor owe funds or securities to, any of its customers.

Because the Company is a limited liability company, no member, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

The Company will dissolve, and its affairs will be wound up, upon the first to occur of the following: (a) the written consent of the Member, (b) the resignation, expulsion, bankruptcy or dissolution of the Member, or (c) the entry of a decree of judicial dissolution.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by the straight-line method over the assets' estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease terms or the assets' useful lives.

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable includes transaction and monthly fees. The monthly fees are recognized in the month that they are earned. Transaction fees are recognized as revenue when the amount is earned, the amount is fixed and the collection of the resulting receivable is reasonably assured.

Income Taxes

A limited liability company is not a tax paying entity at the entity level for federal and state purposes. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. The Company is subject to a New York City Unincorporated Business tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities. At December 31, 2007, there was a current deferred tax liability of $103,000 relating to accounts receivable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains cash balances at two banks. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. To date, the Company has not experienced any losses on such amounts.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, reasonably short collection terms and geographic dispersion of revenue. Credit losses have been within management's expectations.

Note 4 - Property and Equipment

Property and equipment consists of:

Leasehold improvements	$ 476,963
Furniture and fixtures	328,040
Computer equipment	843,136
Software	22,903
	1,671,042
Less: Accumulated depreciation and amortization	860,392
	$ 810,650

Note 5 - 401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Employer contributions are discretionary.

Note 6 - Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k (2)(A) in that the Company carries no margin accounts, and does not otherwise hold funds or securities for, nor owe money or securities to, customers.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital of $23,485,151, which exceeded the minimum requirement of $51,825 by $23,433,326. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

Note 8 - Commitments and Contingencies

Operating Leases

The Company rents office space in New York under operating leases expiring in various years through March 2018. The future minimum lease payments are as follows:

Year Ending December 31,	
2008	$ 3,359,000
2009	4,000,000
2010	4,004,000
2011	4,004,000
2012	4,042,000
Thereafter	19,686,000
	$ 39,095,000

Office Services Agreement

The Company has an office services agreement with a third party. Under the terms of the agreement, the third party provides desktop publishing, equipment and office services functions to the Company through July 2008. The future minimum payments required are as follows:

Year Ending December 31,	
2008	$ 274,000

Note 8 - Commitments and Contingencies (Continued)

Employment Agreements

The Company has employment agreements with certain of its employees extending through December 31, 2009. Such agreements provide, among other things, for (i) minimum annual salary payments of $1,200,000 in the aggregate, (ii) bonuses in amounts to be determined by the Board of Directors of the Company, and (iii) severance payments in the case of any termination of employment other than for cause. Such severance payments include, among other things, (i) a pro rata bonus for the year in which the termination occurs, (ii) until such time as all of such employee's equity in MB Capital Co., LLC (parent of MB Advisory Group, LLC) has been redeemed, an annual cash payment of $1,000,000 (less the amount of any dividends received by such employee from MB Capital Co., LLC paid in respect of such year), adjusted annually for inflation, and (iii) a lump-sum payment of $15,000,000 in the case of termination by reason of death (for which payment the Company maintains insurance).

Letters of Credit

The Company was contingently liable for irrevocable standby letters of credit to its landlords for approximately $3,021,000, secured by cash.

SUPPLEMENTARY INFORMATION

MILLER BUCKFIRE & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2007

Net capital:	
Total member's capital	$ 33,072,056
Deductions:	
A. Restricted cash	3,021,096
B. Accounts receivable	4,822,533
C. Prepaid expenses and other	342,450
D. Property and equipment, net	810,650
E. Other assets	98,023
Total deductions	9,094,752
Net capital before haircuts on securities	23,977,304
Haircuts on securities:	
A. Money market funds	492,153
Net capital	$ 23,485,151
Aggregate indebtedness:	
Items included in the statement of financial condition:	
Accounts payable	$ 218,523
Income taxes payable	215,000
Deferred revenue	51,500
Deferred tax liability	103,000
Accrued expenses	189,350
Total aggregate indebtedness	$ 777,373
Computation of basic net capital requirement:	
Minimum net capital required	$ 51,825
Excess net capital at 1,500 percent	$ 23,433,326
Excess net capital at 1,000 percent	$ 23,407,414
Ratio: Aggregate indebtedness to net capital	0.03 to 1

MILLER BUCKFIRE & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Concluded)
as of December 31, 2007

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 23,399,867
Accounts receivable adjustment	75,000
Provision for income taxes adjustment	(33,000)
Difference on haircuts on securities calculation	42,784
Miscellaneous adjustment	500
Net capital per above	$ 23,485,151

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)	
Total aggregate indebtedness, as reported	$ 819,373
Income taxes payable adjustment	(70,000)
Deferred revenue adjustment	(75,000)
Deferred tax liability adjustment	103,000
Total aggregate indebtedness per above	$ 777,373

MILLER BUCKFIRE & CO., LLC

Accountant's Supplementary Report on
Internal Accounting Control

December 31, 2007

MAHONEY COHEN & COMPANY, CPA, P.C.

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
Miller Buckfire & Co., LLC

In planning and performing our audit of the financial statements of Miller Buckfire & Co., LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Miller Buckfire & Co., LLC as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 19, 2008. We identified a lack of segregation of duties within the accounting department relating to the processing and recording of financial data.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives, except for the lack of segregation of duties within the accounting department relating to the processing and recording of financial data.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
February 19, 2008

END